SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant
to Rule 13d-1(a) and Amendments thereto Filed
Pursuant to Rule 13d-2(a)

(Amendment No. 2)*
Bishop Capital Corporation
(Name of Issuer)

Common Stock, Par Value $0.01
(Title of Class of Securities)

09141T 10 7
(CUSIP Number)

Robert Robotti
c/o Robotti & Company, Incorporated
52 Vanderbilt Avenue
New York, New York 10017
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 6, 2004
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 20 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the *Notes*).

1. NAME OF FILING PARTIES
   Robert E. Robotti
   I.R.S. Identification No. Of Above Persons (Entities Only)

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [   ]
   (b) [X]

3. SEC Use Only

4. Source of Funds
   AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [   ]

6. Citizenship or Place of Organization
   United States

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

7. Sole Voting Power: -0-

8. Shared Voting Power: 51,416

9. Sole Dispositive Power: -0-

10. Shared Dispositive Power: 51,416

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    51,416

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

13. Percent of Class Represented by Amount in Row (9)
    5.7%

14. Type of Reporting Person (See Instructions)
    IN, HC

1. Names of Reporting Persons.
    Robotti & Company, Incorporated
    I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [   ]
    (b) [X]

3. SEC Use Only

4. Source of Funds
    WC, AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [   ]

6. Citizenship or Place of Organization
    New York

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0-
	8. Shared Voting Power: 3,700
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 3,700

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    3,700

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

13. Percent of Class Represented by Amount in Row (9)
    Less than 1%

14. Type of Reporting Person (See Instructions)
    CO, HC

1. Names of Reporting Persons.
   Robotti & Company, LLC
   I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [   ]
   (b) [X]

3. SEC Use Only

4. Source of Funds
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [   ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	
7.	Sole Voting Power: -0-
8.	Shared Voting Power: 3,500
9.	Sole Dispositive Power: -0-
10.	Shared Dispositive Power: 3,500

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    3,500

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

13. Percent of Class Represented by Amount in Row (9)
    Less than 1%

14. Type of Reporting Person (See Instructions)
    OO

1. Names of Reporting Persons.
   Kenneth R. Wasiak
   I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]
   (b) [X]

3. SEC Use Only

4. Source of Funds
   AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization
   United States

Number of Shares Beneficially Owned by Each Reporting Person With	
7. Sole Voting Power: -0-	
8. Shared Voting Power: 47,716	
9. Sole Dispositive Power: -0-	
10. Shared Dispositive Power: 47,716	

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    47,716

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (9)
    5.3%

14. Type of Reporting Person (See Instructions)
    IN, HC

1. Names of Reporting Persons.
   The Ravenswood Management Company, L.L.C.
   I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [   ]
   (b) [X]

3. SEC Use Only

4. Source of Funds
   AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [   ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0-
	8. Shared Voting Power: 47,716
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 47,716

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    47,716

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [   ]

13. Percent of Class Represented by Amount in Row (9)
    5.3%

14. Type of Reporting Person (See Instructions)
    OO

1. Names of Reporting Persons.
   The Ravenswood Investment Company, L.P.
   I.R.S. Identification Nos. of above persons (entities only).

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [ ]
   (b) [X]

3. SEC Use Only

4. Source of Funds
   WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization
   New York

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: -0-
	8. Shared Voting Power: 47,716
	9. Sole Dispositive Power: -0-
	10. Shared Dispositive Power: 47,716

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    47,716

12. Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13. Percent of Class Represented by Amount in Row (9)
    5.3%

14. Type of Reporting Person (See Instructions)
    PN

STATEMENT ON SCHEDULE 13D
AMENDMENT NO. 2

This Statement on Schedule 13D Amendment No. 2 (this "Statement") is filed on behalf of the Filing Parties (defined below) with the Securities and Exchange Commission (the "Commission"). This Statement amends and restates the Statement on Schedule 13D with respect to the Common Stock, $0.01 par value per share, of Bishop Capital Corporation ("Bishop Capital" or the "Issuer") filed on May 28, 2004, with the Commission, as amended by Amendment No. 1 thereto, filed on June 23, 2004, with the Commission.

Item 1. Security and Issuer

This Statement relates to shares of the Common Stock, $0.01 par value (the "Common Stock"), of Bishop Capital Corporation (the "Issuer"). The address of the Issuer's principal executive offices and principal business is 716 College View Drive, Riverton, Wyoming 82501.

Item 2. Identity and Background

(a), (b),(c) and (f). This Statement is filed on behalf of the following six persons: Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), Robotti & Company, LLC ("Robotti & Company"), Kenneth R. Wasiak ("Wasiak"), Ravenswood Management Company, L.L.C. ("RMC") and The Ravenswood Investment Company, L.P., ("RIC," and together with Robotti, ROBT, Robotti & Company, Wasiak and RMC, the "Filing Parties").

Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of ROBT. ROBT, a New York corporation, is the parent holding company of Robotti & Company. Robotti & Company, a New York limited liability company, is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended ("Exchange Act"). Mr. Wasiak is a United States citizen whose principal occupation is serving as a partner in the accounting firm of Pustorino, Puglisi & Company, P.C. Each of Messrs. Robotti and Wasiak are Managing Members of RMC. RMC, a New York limited liability company, is the general partner of RIC. RIC, a New York limited partnership, is a private investment partnership engaged in the purchase and sale of securities for its own account.

The address of each of the Filing Parties other than Mr. Wasiak and RMC is 52 Vanderbilt Avenue, New York, New York 10017. RMC's address is 104 Gloucester Road, Massapequa, New York, New York 11758 and Mr. Wasiak's business address is 515 Madison Avenue, New York, NY 10022

Executive Officers and Directors:

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of ROBT is included in Schedule A hereto and is incorporated by reference herein.

(d) and (e). The Filing Parties, and to the best knowledge of the Filing Parties, the persons set forth on Schedule A hereto, have not, during the last five years, been convicted in a criminal proceedings (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 200 shares of Common Stock held by ROBT is $112.50 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by ROBT were paid for using its working capital funds.

The aggregate purchase price of the 3,500 shares of the Common Stock held by Robotti & Company is $2,384.10 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Robotti & Company were paid for using its working capital funds.

The aggregate purchase price of the 47,716 shares of the Common Stock held by RIC is $52,778.89 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by RIC were paid for using its working capital funds.

Item 4.   Purpose of Transaction

On July 6, 2004, RIC sent a letter to Mr. Robert E. Thrailkill, Chairman of the Board of Directors of Bishop Capital, a copy of which is attached as Exhibit 6 hereto and incorporated by reference herein, notifying Bishop Capital that RIC would communicate with shareholders of Bishop Capital with respect to the solicitation of proxies by Bishop Capital at the Special Meeting of Shareholders of Bishop Capital (the "Special Meeting") contemplated by Schedule 14A Preliminary Proxy Statement Amendment No. 4 filed by Bishop Capital on June 15, 2004, with the Commission. In connection therewith, RIC demanded, pursuant to Rule 14a-7 of the Exchange Act, to receive records and documents of Bishop Capital relating to record and beneficial holders of the Bishop Capital common stock.

On June 17, 2004, RIC sent a letter to Mr. Robert E. Thrailkill, Chairman of the Board of Directors of Bishop Capital, a copy of which is attached as Exhibit 5 hereto and incorporated by reference herein, notifying Bishop Capital that RIC may solicit Bishop Capital's shareholders with respect to the Special Meeting or communicate with shareholders of Bishop Capital with respect to the solicitation of proxies by Bishop Capital at such Special Meeting. In connection therewith, RIC demanded, pursuant to Rule 14a-7 of the Exchange Act, to receive records and documents of Bishop Capital relating to record and beneficial holders of Bishop Capital common stock.

On June 17, 2004, RIC sent a letter (the "June 17th Letter") to Mr. Robert E. Thrailkill, Chairman of the Board of Directors of Bishop Capital, a copy of which is attached as Exhibit 4 hereto and incorporated by reference herein, in which RIC, inter alia, reiterated its proposal to acquire Bishop Capital for $1,121,277.50, subject to the terms and conditions set forth therein. RIC received no response from the Issuer or its Board of Directors to RIC's offer in this letter.

On or about June 4, 2004, RIC received a letter dated June 4, 2004 (the "June 4th Letter"), from A. Thomas Tenenbaum, Esq. of Tenenbaum & Kreye LLP, counsel to Bishop Capital, with respect to the letter sent by RIC to Mr. Robert E. Thrailkill, Chairman of the Board of Directors of Bishop Capital on May 14, 2004 and January 27, 2004. Based on this letter, RIC believes that the Issuer and its Board of Directors failed to seriously consider the offers set forth in those two letters from RIC. A copy of the June 4th Letter is attached as Annex A to RIC's June 17th Letter.

On May 14, 2004, RIC sent a letter (the "May 14th Letter") to Mr. Robert E. Thrailkill, Chairman of the Board of Directors of Bishop Capital, a copy of which is attached hereto as Exhibit 3 and incorporated by reference herein. In the May 14th Letter, RIC again set forth its willingness subject to the terms and conditions set forth therein, to purchase **all** outstanding shares of the Issuer, this time increasing its proposed offering price to $1.25 per share in cash.

On April 16, 2004, Bishop Capital filed with the Commission its Preliminary Proxy Statement on Schedule 14A Amendment No. 3 in which Bishop Capital proposed to offer $1.00 per pre-split share for each fractional share and again nothing for each post-split whole share.

On January 27, 2004, RIC sent a letter (the "Initial Letter") to Mr. Robert E. Thrailkill, Chairman of the Board of Directors of Bishop Capital, a copy of which is attached hereto as Exhibit 2 and incorporated by reference herein. In the Initial Letter, RIC set forth its willingness, subject to the terms and conditions set forth therein, to purchase **all** outstanding shares of Bishop Capital for $1.00 per share in cash. RIC received no response from Bishop Capital or its Board of Directors to RIC's offer in the Initial Letter.

On December 24, 2003, Bishop Capital filed with the Commission its Preliminary Proxy Statement on Schedule 14A Amendment No. 2 in which Bishop Capital proposed to effect a 1-for-110 reverse stock split and subsequently deregister its shares of Common Stock, thereby terminating its reporting obligations under the Exchange Act. Bishop Capital also proposed to offer $0.50 per pre-split share for each fractional share and nothing for each post-split whole share.

The Filing Parties believe the shares of the Common Stock trade at a substantial discount to the Issuer's private market value. In an effort to protect this investment, as well as to maximize investor value, the Filing Parties may acquire additional shares of the Common Stock, dispose of all or some of these shares of the Common Stock from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the shares of the Common Stock, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors. In addition, the Filing Parties intend to communicate with other shareholders and management of the Issuer about maximizing the value of their shares of Common Stock.

The Filing Parties presently have no plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

Item 5.   Interest in Securities of the Issuer

(a)-(b) The aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of a group, is as follows:

Filing Party	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*
Robotti (1)(2)(3)(4)	51,416	0	51,416	5.7%
ROBT (1)(2)	3,700	0	3,700	**
Robotti & Company (1)	3,500	0	3,500	**
Wasiak (1)(4)	47,716	0	47,716	5.3%
RMC (1)(4)	47,716	0	47,716	5.3%
RIC (1)	47,716	0	47,716	5.3%

* Based on 897,022 shares of Common Stock, par value $0.01 per share, outstanding as of February 13, 2004, as disclosed in the Issuer's Quarterly Report on Form 10-Q, for the quarter ended December 31, 2003.

** Less than one percent.

(1) Each of the Filing Parties disclaims beneficial ownership of the securities held by the other Filing Parties except to the extent of such Filing Party's pecuniary interest therein, if any.

(2) Each of Mr. Robotti and ROBT share with Robotti & Company the power to vote or direct the vote, and share the power to dispose or to direct the disposition of, 3,500 shares of Common owned by Robotti & Company.

(3) Mr. Robotti shares with ROBT the power to vote or direct the vote, and shares the power to dispose or to direct the disposition of, 200 shares of Common owned by ROBT.

(4) Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition of, 47,716 shares of Common owned by RIC.

(c)   There have been no transactions in the Issuer's Common Stock by the Filing Parties since the most recent filing on Schedule 13D.

(d)   No Person other than the Filing Parties is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Filing Parties.

(e)   Not Applicable.

Item 6.   Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

        Each of the Reporting Persons is a party to a Joint Filing Agreement, dated as of July 7, 2004 (the "Joint Filing Agreement"), pursuant to which the parties agreed to jointly file this Statement and any and all amendments and supplements thereto with the Commission. The Joint Filing Agreement is filed herewith as Exhibit 7 and incorporated herein by reference.

Item 7.   Materials To Be Filed As Exhibits

        The following documents are filed herewith or have been previously filed:

1.   Joint Filing Agreement dated May 27, 2004 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Ravenswood Management Company, L.L.C. and The Ravenswood Investment Company, L.P.

2.   Letter dated January 27, 2004, from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation.

3.   Letter dated May 14, 2004, from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation.

4.   Letter dated June 16, 2004, from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation with respect to RIC's proposal to purchase Bishop Capital.

5.   Letter dated June 16, 2004, from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation with respect to RIC's possible solicitation of or communication with shareholders and its demand pursuant to Rule 14a-7.

6.   Letter dated July 6, 2004, from The Ravenswood Investment Company, L.P. to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation with respect to RIC's communication with shareholders and its demand pursuant to Rule 14a-7.

7.   Amended and Restated Joint Filing Agreement dated July 7, 2004 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C. and The Ravenswood Investment Company, L.P.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 7, 2004

Robotti & Company, Incorporated

/s/ Robert E. Robotti

Robert E. Robotti

By: /s/ Robert E. Robotti

     Name: Robert E. Robotti

     Title: President and Treasurer

Robotti & Company, LLC

  /s/ Kenneth R. Wasiak

   Kenneth R. Wasiak

By: Robotti & Company, Incorporated

     Its Managing Member

By: /s/ Robert E. Robotti

     Name: Robert E. Robotti

     Title: President and Treasurer

Ravenswood Management Company, L.L.C.

The Ravenswood Investment Company, L.P.

By: /s/ Robert E. Robotti

     Name: Robert E. Robotti

     Title: Managing Member

By: Ravenswood Management Company, L.L.C.

     Its General Partner

By: /s/ Robert E. Robotti

     Name: Robert E. Robotti

     Title: Managing Member

Schedule A

Information Concerning Directors and Executive Officers of Robotti & Company, Incorporated

The following table sets forth certain information concerning each of the directors and executive officers of Robotti & Company Incorporated as of the date hereof. The business address of each person is:

Name:	Robert E. Robotti
	(Director, President, Treasurer)
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	52 Vanderbilt Avenue, New York, New York 10017

Name:	Joseph E. Reilly
	(Director, Secretary)
Citizenship:	U.S.A.
Principal Occupation:	Director and Secretary, Robotti & Company, Incorporated
Business Address:	52 Vanderbilt Avenue, New York, New York 10017

Name:	Kenneth R. Wasiak
	Director
Citizenship	U.S.A.
Principal Occupation:	Partner, Pustorino, Puglisi & Co., P.C.
Business Address:	515 Madison Avenue
	New York, New York 10022

EXHIBIT INDEX

The following documents are filed herewith or previously filed:

Exhibit   Page

1.   Joint Filing Agreement dated May 27, 2004 by and among   Previously filed.
Robert E. Robotti, Robotti & Company, Incorporated, Robotti &
Company, LLC, Ravenswood Management Company, L.L.C. and
The Ravenswood Investment Company, L.P.

2.   Letter dated January 27, 2004, from The Ravenswood   Previously filed.
Investment Company, L.P. to Robert E. Thrailkill, Chairman of
the Board of Directors, Bishop Capital Corporation.

3.   Letter dated May 14, 2004, from The Ravenswood
Investment Company, L.P. to Robert E. Thrailkill, Chairman of
the Board of Directors, Bishop Capital Corporation.

4.   Letter dated June 16, 2004, from The Ravenswood   Previously filed.
Investment Company, L.P. to Robert E. Thrailkill, Chairman of
the Board of Directors, Bishop Capital Corporation with respect to
RIC's proposal to purchase Bishop Capital.

5.   Letter dated June 16, 2004, from The Ravenswood   Previously filed.
Investment Company, L.P. to Robert E. Thrailkill, Chairman of
the Board of Directors, Bishop Capital Corporation with respect to
RIC's possible solicitation of or communication with shareholders
and its demand pursuant to Rule 14a-7.

6.   Letter dated July 6, 2004, from The Ravenswood   Page 15
Investment Company, L.P. to Robert E. Thrailkill, Chairman of
the Board of Directors, Bishop Capital Corporation with respect to
RIC's communication with shareholders and its demand pursuant
to Rule 14a-7.

7.   Amended and Restated Joint Filing Agreement dated July   Page 20
7, 2004 by and among Robert E. Robotti, Robotti & Company,
Incorporated, Robotti & Company, LLC, Kenneth R. Wasiak,
Ravenswood Management Company, L.L.C. and The
Ravenswood Investment Company, L.P.

EXHIBIT 6

Ravenswood Investment Company, L.P.
52 Vanderbilt Avenue
New York New York 10017
212-986-4800

July 6, 2004

VIA FACSIMILE AND UPS NEXT DAY AIR

Robert E. Thrailkill
Chairman of the Board of Directors
Bishop Capital Corporation
716 College View Drive
Riverton, WY 82501

Dear Mr. Thrailkill:

      The Ravenswood Investment Company, L.P. ("Ravenswood") is the beneficial holder of shares of Common Stock, $.01 par value per share (the "Shares"), of Bishop Capital Corporation (the "Company"). Ravenswood intends to communicate with the Company's shareholders with respect to (i) the Company's Proposal 1 set for the in the Schedule 14A Preliminary Proxy Statement Amendment No.4, with respect to the Special Meeting of Shareholders of the Company (the "Special Meeting"), filed by the Company on June 15, 2004, with the Securities and Exchange Commission, (ii) Proposal 1 as such proposal may be modified by the Company in addition to or in place of such proposal 1. As the Company's proposed solicitation is subject to Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Ravenswood hereby elects to receive the information set forth below in accordance with Rule 14a-7(b)(1)(i) under the Exchange Act. For the purpose of communicating with such shareholders for such purposes, Ravenswood hereby demands, pursuant to Rule 14a-7 under the Exchange Act, to receive the following records and documents of the Company:

      (a) A complete printed record of list if the holders of the Company's outstanding shares of voting stock (the "Shares"), certified by the Company or its transfer agent(s) and registrar(s), including banks, brokers and similar entities, showing the names and addresses of each holder of the Company's Shares and the number of Shares registered in the name of teach such holder.

      (b) A computer disc list of the information set forth in (a) above, Together with such computer processing data and instructions as are necessary for Ravenswood to make use of such computer disc.

July 6, 2004
Robert E. Thrailkill
Chairman of the Board of Directors
Bishop Capital Corporation
Page 2

(c) All information in the Company's possession, or which can reasonably be obtained from nominees of any central certificate depository system, concerning the number and identity of the actual beneficial owners of Shares, including an alphabetical breakdown of any holdings in the name of Cede & Co. or any other or similar nominee for the accounts of customers or otherwise.

(d) A list or lists containing the name, address and number of Shares attributable to any participant in any Company employee stock ownership plan, stock ownership dividend reinvestment plan, or comparable plan of the Company in which voting decisions with respect to the Shares held by such plan are made, directly or indirectly, individually or collectively, by the participants in the plan, and a computer disc for such list with the same information as in (b) above.

(e) All information in or which comes into the Company's possession or control, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees relating to the names of the beneficial owners of Shares and a NOBO list and computer disc in descending order balance (such information is readily available to the Company under Rule 14b-1(b) of the Exchange Act) or such other format as may be currently in the possession of the Company.

(f) The names of any holder of the Company's Shares at a shared address that have consented to delivery of a single copy of proxy materials to a shared address under Rule 14a-3(e)(1).

(g) To the extent not already demanded, any computer disc or other medium suitable for use by computer or word processor which contains any or all of the information encompassed by this demand, together with any program, software (other than standard word processing software), manual or other instructions necessary for the practical use of the information demanded by items (a) through (g).

Ravenswood demands that the foregoing information be current as of the close of business on the date hereof, or as close thereto as possible.

Ravenswood further demands that modifications, additions or deletions to any and all information referred to in paragraphs (a) through (g) be immediately furnished to it as such modifications, additions or deletions become available to the Company or its agent or representatives through the date of the Special Meeting.

A letter dated July 2, 2004, from Pershing L.L.C., Ravenswood's nominee, setting forth Ravenswood's beneficial ownership of Shares is enclosed herewith in satisfaction of the requirement of 14a-7(c)(1) under the Exchange Act.

The affidavit required by Rule 14a-7(c)(2) is also enclosed herewith.

July 6, 2004
Robert E. Thrailkill
Chairman of the Board of Directors
Bishop Capital Corporation
Page 3

       With respect to this demand, Ravenswood is aware of and will comply with its obligations under the provisions of paragraphs (d) and (e) of Rule 14a-7 under the Exchange Act.

       Your attention is also specifically called to Rule 14a-7 under the Exchange Act with respect to the time requirements for your response to this request and the information you must provide.

       Please sign and date the enclosed copy of this letter and return it to the undersigned in the enclosed addressed, postage-paid envelope.

Very truly yours,

The Ravenswood Investmnet Company, LP

By: /s/ Robert E. Robotti
Name: Robert E. Robotti
Title: Managing Member of Ravenswood Management
Company, L.L.C., which serves as the General Partner
of The Ravenswood Investment Company, L.P.

Receipt of Acknowledged:

_____

Date _____

cc: A. Thomas Renenbaum, Esq. (via fax 720-529-9003 and UPS Next Day Air)
        Tenenbaum & Kreye LLP
       Paul Fischer, Esq. (via fax 202-942-9635 and U.S. Mail)
        Securities and Exchange Commission, Division of Corporation Finance

AFFIDAVIT

STATE OF NEW YORK   )
) ss.:
COUNTY OF NEW YORK   )

     ON THIS 6th day of July, 2004, I, Robert E. Robotti, having been duly sworn according to law, do hereby depose and say:

   1. I am Managing Member of Ravenswood Management Company, L.L.C., which serves as the General Partner of The Ravenswood Investment Company, L.P. ("Holder"), and am duly authorized to make this affidavit.

   2. I have read the letter of July 6, 2004, addressed to Robert E. Thrailkill, Chairman of the Board of Directors, Bishop Capital Corporation (the "Company"), a Wyoming corporation, requesting certain records of shareholders of the Company (the "Demand"). I have knowledge of the facts stated in the Demand, and they are true and correct to the best of my knowledge, information and belief.

   3. I am authorized to make the Demand on behalf of Holder, I have executed this Demand, and the Demand is my act and deed.

   4. Holder is currently the beneficial holder of 47,716 shares of Common Stock of the Company, par value $.01 per share.

   5. The information requested in the Demand will be used for the purpose of communicating with the Company's shareholders with respect to (i) the Company's Proposal 1 set forth in the Schedule 14A Preliminary Proxy Statement Amendment No. 4 filed by the Company on June 15, 2004, with the Securities and Exchange Commission, (ii) Proposal 1 as such proposal may be modified by the Company from time to time, and (iii) any other proposal or proposals which may be made by the Company in addition to or in place of such Proposal 1.

   6. Holder will not use the information requested in the Demand for any purpose other than to communicate with such shareholders with respect to the solicitation of such shareholders by management of the Company, and Holder will not disclose such information to any person other than employees or agents of the Holder to the extent necessary to effectuate such communication by Holder

                The Ravenswood Investment Company, L.P.

                By: /s/ Robert E. Robotti
                Name: Robert E. Robotti
                Title: Managing Member of Ravenswood Management
                Company, L.L.C., which serves as the General Partner of the
                Ravenswood Investment Company, L.P.

SWORN TO AND SUBSCRIBED before me this 6 day of July, 2004
                /s/ Daniel DePalma
                Notary Public

           Daniel DePalma
       Notary Public, State of New York
          No. 01DE5024985
         Qualified in Nassau County
       Certified Filed In New York County
      Commission Expires March 21, 2006

PERSHING
One Pershing Plaza, Jersey City, New Jersey 07399

July 2, 2004

Bishop Capital Corp
716 College View Drice
Riverton, WY 82501

RE: Ravenswood Investment Company

To whom it may concern

    This letter certifies that **Ravenswood Investment Company** is the beneficial owner of 47,716 shares of Bishop Capital Corp. common stock, cusip 09141T-10-7, held at Pershing, LLC, DTC 443 as of June 28, 2004.

Authorized Signature

/s/ James V. Ciccolella

EXHIBIT 7

**Amended and Restated
Joint Filing Agreement**

The undersigned parties hereby agree that the Schedule 13D filed herewith relating to the Common Stock, par value $0.01 per share of the Bishop Capital Corporation is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) on behalf of each person.

Date: July 7, 2004

Robotti & Company, Incorporated

/s/ Robert E. Robotti   By: /s/ Robert E. Robotti
Robert E. Robotti   Name: Robert E. Robotti
                                                                              Title: President and Treasurer

Robotti & Company, LLC   /s/ Kenneth R. Wasiak
                                                                              Kenneth R. Wasiak

By: Robotti & Company, Incorporated
          Its Managing Member

By: /s/ Robert E. Robotti
          Name: Robert E. Robotti
          Title: President and Treasurer

Ravenswood Management Company, L.L.C.   The Ravenswood Investment Company, L.P.

By: /s/ Robert E. Robotti   By: Ravenswood Management Company, L.L.C.
          Name: Robert E. Robotti   Its General Partner
          Title: Managing Member

                                                                      By: /s/ Robert E. Robotti
                                                                              Name: Robert E. Robotti
                                                                              Title: Managing Member